

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2010

Ms. Deborah Lovig
President, Chief Executive Officer, Chief Financial Officer
710 Wellingham Drive
Durham, North Carolina 27713

Re: **Real Estate Restoration and Rental, Inc.**
Registration Statement on Form S-1
Amendment No. 1 Filed December 7, 2010
File No. 333-169928

Dear Ms. Lovig:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 in our letter dated November 10, 2010, and we reissue in part our prior comment. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

We continue to note that the company has no assets or operations. We also note the disclosure on page 1 that "[you] are also pursuing opportunities in green energy solutions by purchasing green energy companies." From your disclosure, it is unclear what business will continue after an acquisition and whether there will be a change in control. Therefore, it appears that your purpose may be to engage in an acquisition with other companies. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering.

2.   We note your response to comment 2 in our letter dated November 10, 2010 that you do not believe that your registration statement should be filed on Form S-11. It is unclear from your disclosure in the registration statement and response whether the company will acquire and hold real estate. Please revise to clearly disclose this aspect of your business. Again, if the company intends to acquire and hold real estate, your registration statement should be filed on Form S-11.

3.   We note your response to comment 3 in our letter dated November 10, 2010 and we reissue in part our prior comment. It appears that you are registering this transaction as a resale pursuant to Rule 415(a)(1)(i) of Regulation C. We note that this registration statement was filed a short period after the selling shareholders had purchased their shares. In light of this factor, please provide us an analysis explaining your basis for relying on Rule 415(a)(1)(i) and concluding that this transaction is not being conducted by or on behalf of the issuer. Refer to Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.09. In addition, please include disclosure on the cover page of the prospectus and in the distribution section that the selling shareholders may be deemed underwriters.

4.   We note your response to comment 5 of our letter dated November 10, 2010, and we reissue that comment. Please provide us with highlighted copies of any reports on which you rely. Alternatively, please file consents for the parties providing this information as exhibits to the registration statement. As an example, we note you cite the Mortgage Bankers Association, First American Real Estate Solutions and professional Realtors on page 13. In addition, please revise to identify who or what "professional Realtors" is. Please also identify whether the information provided to you by "professional Realtors" is publicly available or whether it was prepared for you.

Prospectus Summary, page 1

5.   Please explain the revised disclosure on page 1 that "[you] have not yet acquired any properties …." Does the company intend to acquire properties?

6.   We note your revised disclosure on page 1 that "[y]our activities to date have been investigative in nature and [you] are identifying prospects and evaluating their revenue potentials." Please explain this statement and describe these activities in greater detail in the business section. For example, have you been investigating, identifying or evaluating potential business acquisitions or properties?

7.   We note on page 2 that you provide a cross-reference to the Risk Factors and you indicate that they begin on page 7. We further note that the Risk Factors begin on page 4. Please revise accordingly.

Risk Factors, page 4

 "Our auditor has expressed substantial doubt as to our ability to continue…," page 4

8.   We note you indicate that if you cannot obtain sufficient funding you may have to delay the implementation of your business strategy. Please revise to also indicate the risk that you may have to cease operations if you are unable to obtain sufficient funding.

 "We have limited operating history and face many of the risks…," page 4

9.   We note you indicate that there is no assurance that management of the company will be successful in completing the company's business development with lenders. Please clarify.

 "We currently have no revenues," page 4

10.   We note you indicate that you have sustained net losses of $37,925 for the period from inception through June 30, 2010. We further note that your unaudited Condensed Statements of Operations on page F-13 indicates that you have sustained net losses of $63,646 for the period from inception through September 30, 2010. Therefore, please update this risk factor to indicate your net losses through September 30, 2010.

"Foreclosure laws in North and South Carolina may affect the manner in which…," page 5

11.   This risk factor appears to state a general risk or generic facts about your business. Please revise to clarify how this risk is specific to your company or revise to remove this risk factor.

"Uncertainty in the governmental sector may result in creation of new support…," page 5

12.   We note that you have not expanded this risk factor to clarify how falling interest rates or mortgage assistance to holders at risk of foreclosure could adversely affect the company's business. Therefore, we reissue comment 16 in letter dated November 10, 2010.

"We can give no assurance that a liquid public market…," page 8

13.   We note that you refer to a "senior exchange" in this risk factor's subheading. Please clarify.

Selling Security Holders, page 9

14.   We note you indicate that the common shares being offered for resale consist of your common stock held by 44 shareholders. We further note the table of shareholders that you provide on page 10 lists less than 44 shareholders. Please revise or advise.

15.   It appears that Mr. Coker, one of your officers and directors, has the same last name and may be related to one other selling shareholder listed on page 10. To the extent these shareholders are related, Mr. Coker may be deemed to beneficially own shares held by this relative. Please see our Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretation 105.05 and revise your table as needed.

Description of Business, page 13

16.   We note you indicate on page 13 that lenders are motivated to sell properties and that below-market value properties represent a significant business opportunity as owners are being forced to sell these properties at bargain prices. Please clarify whether you will continue to attempt to purchase foreclosed properties.

17.   Please revise to explain what you mean by your company's "portfolio of properties."

18.   We note that you have not disclosed whether you have identified any specific properties for acquisition and the location of those properties. Therefore, we reissue comment 20 in our letter dated November 10, 2010. Please also disclose whether you have identified any specific properties for rental or renovation services.

19.   We note you indicate on page 14 that Ms. Lovig works 30 hours per week as the general contractor. Please disclose whether you are currently renovating any properties and, if so, the location of any such properties.

20.   We note you indicate that you have approached larger real estate developers and hedge funds that own or are looking to purchase REO properties. Please indicate whether you have entered into any contracts with real estate developers or hedge funds to act as a property manager or to provide services such as renovation and rental management.

21.   We note you indicate in Note 6 on page F-10 that on September 24, 2010 you entered into an agreement with a third party to purchase the rights of a license. Please discuss any license or royalty agreements that you have and please file them as exhibits or tell us why it is not appropriate.

22.   We note you indicate on page 15 that you face competition from many individuals and companies seeking to capitalize on the foreclosure boom. Please revise to describe your company's competitive position in the industry and methods of competition.

Management's Discussion and Analysis of Financial Condition…, page 16

23.   We note you have not provided details of your specific plan of operations for the next 12 months, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Therefore, we reissue comment 25 in our letter dated November 10, 2010.

Capital Resources and Liquidity, page 16 and repeated on page 17

24.   Your disclosure under this heading indicates that you have sufficient capital to continue operations into 2011. This appears to be inconsistent with the going concern issue noted in your auditors' opinion and your disclosure on pages 4, F-9, and F-19. Please reconcile for us this discrepancy.

25.   We note your response to comment 26 in our letter dated November 10, 2010. We further note that you indicate in the risk factor "we need additional capital," on page 4, that you will likely seek additional financing. Therefore, we reissue the comment. Given your auditor's going concern opinion, please revise your disclosure to be more specific concerning the sources of your liquidity for the next 12 months. For example, if you plan to issue additional equity, you should disclose your plans to do so. If you plan to incur debt obligations, you should disclose whether you have identified any potential lenders.

26.   We note in paragraph five on page 16 you indicate that over the next 12 months you plan to focus primarily on finding institutions willing to lend into this market. Please revise to clarify.

Directors, Executive Officers, Promoters and Control Persons, page 17

27.   We note that you have not clarified which specific experience, qualifications, attributes and skills led to the conclusion that Ms. Lovig and Mr. Coker should serve as directors for the registrant. Therefore, we reissue comment 28 in our letter dated November 10, 2010. Please see Item 401(e) of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page II-2

28.   We note you indicate that you sold, through a Regulation D Rule 506 private offering, common stock to 44 investors, and that you set forth the identity of persons to whom you sold these shares on page II-2. We further note that you do not identify 44 investors in the table. Please revise or advise.

Signatures, page II-5

29.   We note you did not indicate the date on which Ms. Lovig signed the registration statement as Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sandra B. Hunter at (202) 551-3758 or me at (202) 551-3233 with any questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Gregg E. Jaclin, Esq.
       Anslow & Jaclin, LLP
       Via *facsimile*: (732) 577-1188